UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-15817
CUSIP NUMBER: 890786106

(Check One):
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 1, 2007

☐ ☐ ☐ ☐ ☐

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
  For the transition period ended: ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________

PART I — REGISTRANT INFORMATION

The Topps Company, Inc.
Full Name of Registrant

One Whitehall Street
Address of Principal Executive Office (Street and number)

New York, NY    10004
City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report/portion thereof will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Topps Company, Inc. ("Topps") has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 1, 2007 (the "Form 10-Q") with the Securities and Exchange Commission within the prescribed period without unreasonable effort and expense. On September 19, 2007, Stockholders of Topps approved the proposed Merger Agreement between Topps and Tornante-MDP Joe Holding LLC. Since that time, Topps has devoted substantially all of its available staffing resources towards preparing for the pending merger. As such, the Company requires additional time in order to complete and file its Form 10-Q.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott A. Silverstein (Name)	212 (Area Code)	376-0440 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Topps Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 11, 2007	By /s/ Scott A. Silverstein Scott A. Silverstein President and Chief Operating Officer